Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2020 SECOND QUARTER RESULTS

HONG KONG — November 12, 2019 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2020 second quarter and six-month period ended September 30, 2019.

Net sales for the fiscal 2020 second quarter were $3.2 million compared with $3.5 million a year earlier. Net loss for the same period was $94,000, or $0.02 per share, compared with net loss of $222,000, or $0.06 per share, a year earlier.

For the six-month period, net sales were $6.0 million compared with $7.5 million a year earlier. The company incurred a net loss of $196,000, or $0.05 per share, compared with a net loss of $139,000, or $0.04 per share, for the same period a year ago.

“Results for the quarter and first half of fiscal 2020 were affected by a reduction in orders from some of the company’s major customers, as previously reported. A sharp decline in demand for products sold by one of these customers was a major factor in our order softness, as well as by worldwide business dynamics -- specifically the ongoing trade war between the United States and China,” said Roland Kohl, chairman, president and chief executive officer.

He also noted that the company’s sales for the quarter and six months were impacted by price reductions provided to customers as an incentive to utilize the company’s newly expanded Myanmar operation. Kohl noted that approximately one-half of the company’s business is now being produced at its Myanmar manufacturing facility.

Kohl emphasized the company continues to focus on cost-reduction initiatives. Despite significant cost reductions, SG&A expenses were only modestly decreased for the reported periods due to costs associated with the transfer of business and equipment from the company’s China in factory to its Myanmar operation. These costs are expected to decline for the balance of the fiscal year, since the final phase of the equipment relocation is nearing completion. In addition, Kohl noted the company is also scaling back its operations in China to reflect its decreased utilization and the ramp up of production in the Myanmar factory. He added that the cost-savings initiatives will, however, be somewhat offset by additional expenses associated with training staff in Myanmar by the company’s Hong Kong-based managers and technicians, as well as its Chinese engineers.

Gross profit for the second quarter of fiscal 2020 was $845,000 compared with $864,000 a year ago. Gross profit as a percentage of sales for the same period was 26.4 percent compared with 24.7 percent a year earlier. Gross profit for the six-month period of fiscal 2020 was $1.6 million compared with $1.9 million a year ago. Gross profit as a percentage of sales for the same period was 26.3 percent compared with 25.3 percent a year earlier. “Gross profit for both the quarter and six months of 2020 is not truly representative of the company’s expected annualized financial performance due to the rapid changes and extraordinary costs associated with the relocation, aside from lower net sales and lower gross margins for both periods,” Kohl said.

Net loss for the second quarter reflects a currency exchange gain of $54,000 compared with a $2,000 currency exchange gain for the same period last year -- mainly due to weakening of RMB. For the fiscal 2020 six-month period, the company reported a currency exchange gain of $95,000 compared with a currency exchange gain of $35,000 a year earlier. Since the company does not engage in currency exchange rate hedging, Highway Holdings will in the future continue to realize currency exchange gains and losses due to the fluctuation of currency exchange rates.

Kohl noted the company’s balance sheet remains strong, with cash and cash equivalents in excess of $8.0 million, or approximately $2.08 per diluted share, exceeding all of its short- and long-term liabilities by approximately $2.0 million.

Current liabilities at September 30, 2019 totaled $5.8 million and current assets were $13.9 million. Total shareholders’ equity at September 30, 2019 was $10.3 million, or $2.67 per diluted share, compared with $10.1 million, or $2.7 per diluted share, at March 31, 2019.

About Highway Holdings Limited

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2019	2018	2019	2018

Net sales	$3,195	$3,495	$6,040	$7,545
Cost of sales	2,350	2,631	4,449	5,637
Gross profit	845	864	1,591	1,908

Selling, general and administrative expenses	1,014	1,115	1,926	2,116
Operating (loss)	(169)	(251)	(335)	(208)

Non-operating items

Exchange gain /(loss), net	54	2	95	35
Interest income	19	5	29	7
Gain/(Loss) on disposal of Asset	2	-	3	28
Other income/(expenses)	-	-	1	6
Total non-operating income/ (expenses)	75	7	128	76

Net (loss) before income tax and non-controlling interests	(94)	(244)	(207)	(132)
Income taxes	0	32	-	-
Net (loss) before non-controlling interests	(94)	(212)	(207)	(132)
Less: net gain/(loss) attributable to non-controlling interests	0	10	(11)	7
Net income/(loss) attributable to Highway Holdings Limited’s shareholders	(94)	(222)	(196)	(139)

Net (loss) per share – Basic	$(0.02)	$(0.06)	$(0.05)	$(0.04)
Net (loss) per share - Diluted	$(0.02)	$(0.06)	$(0.05)	$(0.04)

Weighted average number of shares outstanding
Basic	3,904	3,802	3,853	3,802
Diluted	3,904	3,802	3,853	3,802

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(Dollars in thousands, except per share data)

	Sept 30	Mar 31
	2019	2019

Current assets:
Cash and cash equivalents	$8,039	$8,827
Accounts receivable, net of doubtful accounts	2,198	2,264
Inventories	2,220	1,539
Prepaid expenses and other current assets	930	722
Operating leases	476	-
Total current assets	13,863	13,352

Property, plant and equipment, (net)	876	886
Operating lease	1,157	-
Long-term deposits	66	66
Long-term loan receivable	75	75
Long-term prepayment	299	-
Long-term rental prepayment	-	871
Total assets	$16,336	$15,250

Current liabilities:
Accounts payable	$989	$1,161
Other liabilities and accrued expenses	3,448	2,989
Lease liability	464	-
Income tax payable	556	602
Dividend payable	329	329
Total current liabilities	5,786	5,081

Long term liabilities :
Lease liability	243	-
Deferred income taxes	32	32
Total liabilities	6,061	5,113

Shareholders’ equity:
Common shares, $0.01 par value	39	38
Additional paid-in capital	11,712	11,370
Retained earnings / (Deficit)	(1,430)	(1,233)
Accumulated other comprehensive income/(loss)	(70)	(35)
Treasury shares, at cost – 5,049 shares as of September, 30, 2019; and March 31, 2019 respectively	(14)	(14)
Non-controlling interest	38	11
Total shareholders’ equity	10,275	10,137

Total liabilities and shareholders’ equity	$16,336	$15,250